December 7, 2009

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549-3561

RE:	Acceleration Request Transcend Services, Inc. Registration Statement on Form S-3, filed September 24, 2009 File No. 333-162106

Dear Mr. Owings:

In accordance with Rule 461, I am writing this letter on behalf of Transcend Services, Inc., the registrant, to request that the Securities and Exchange Commission declare the above-captioned registration statement effective at 5:00 p.m. on December 7, 2009, or as soon thereafter as practicable.

Transcend Services, Inc. (the “Company”) hereby acknowledges that:

•	it is aware of its obligations under the Securities Act of 1933;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (678) 808-0614. Thank you for your time and attention.

Very truly yours, TRANSCEND SERVICES, INC. /s/ Lance Cornell
By:	Lance Cornell
Chief Financial Officer

cc:	John F. Sandy Smith, Esq. T. Clark Fitzgerald III, Esq.